Filed by Spring Valley Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp. III

Commission File No. 001-42822

Subject Company: General Fusion Inc.

Date: June 3, 2026

This filing relates to the proposed transactions pursuant to the terms of that certain Business Combination Agreement, dated January 21, 2026 (the “Business Combination Agreement”), among Spring Valley Acquisition Corp. III, an exempted company limited by shares incorporated under the Laws of the Cayman Islands (“SVAC”); General Fusion Inc., a British Columbia limited company (“General Fusion” or the “Company”), and 1573562 B.C. Ltd., a British Columbia limited company (“NewCo”), pursuant to which, among other things, (i) SVAC will continue from the Cayman Islands to British Columbia, (ii) NewCo will amalgamate with and into General Fusion (the “Amalgamation”), with NewCo surviving the Amalgamation as a wholly-owned subsidiary of SVAC, pursuant to an arrangement under the applicable provisions of the Business Corporations Act (British Columbia) and the plan of arrangement attached as an exhibit to the Business Combination Agreement, and (iii) SVAC will change its name to “General Fusion Group Ltd.”

On June 3, 2026, the following article was published online by PR Newswire (www.prnewswire.com):

The $1 Billion Bet to Take Fusion Public

Issued on behalf of General Fusion Inc.

VANCOUVER, BC, June 3, 2026 /PRNewswire/ -- Equity-Insider.com News Commentary — Fusion has been "thirty years away" for half a century — but the calculus is changing fast. The International Energy Agency projects global electricity demand will grow roughly 40% to 50% by 2035, driven in part by artificial-intelligence data centers, electrification, and industrial growth[1]. That surge has pulled next-generation energy toward the public markets and opened the door to pre-revenue developers; General Fusion's own move is a roughly US$1 billion transaction that is expected to make it, by the company's account, the first publicly traded pure-play fusion company[2]. That collision of demand and capital is pulling General Fusion Inc., NuScale Power Corporation (NYSE: SMR), Oklo Inc. (NYSE: OKLO), Centrus Energy Corp. (NYSE: LEU), and NANO Nuclear Energy Inc. (NASDAQ: NNE) into the spotlight.

The transaction terms are concrete. The business combination implies a pro-forma equity value of approximately US$1 billion, inclusive of a committed and oversubscribed private placement (PIPE) of about US$107.7 million from institutional investors and roughly US$230 million of Spring Valley's trust capital, assuming no redemptions[2]. General Fusion has raised more than US$400 million to date from institutional investors, strategics, venture-capital firms, industry partners, and government grants, and intends to use the proceeds to advance its Lawson Machine 26 (LM26) demonstration program and steps toward a first commercial plant[2].

General Fusion announced on June 1, 2026 that its leadership team will participate in a series of major investor and industry conferences throughout June — a coming-out tour in advance of its anticipated listing on the Nasdaq. The Vancouver-based company, led by CEO Greg Twinney, is preparing to go public through a business combination with Spring Valley Acquisition Corp. III (NASDAQ: SVAC), a transaction targeted to close in mid-2026, after which the combined company is expected to trade under the ticker "GFUZ."

Founded in 2002, General Fusion is one of the oldest privately funded fusion ventures in the world, backed by a global syndicate of energy venture-capital firms, industry leaders, and technology pioneers. Its approach, called Magnetized Target Fusion ("MTF"), mechanically compresses a magnetized plasma using a liquid-lithium liner — deliberately avoiding the enormous superconducting magnets of tokamaks and the high-powered lasers of inertial-confinement designs. The pitch is practicality: machines built from existing materials that could produce cost-effective energy, rather than experiments that never leave the national lab.

The June schedule is dense. General Fusion plans to participate in Stifel's Ninth Annual Boston Cross Sector 1x1 Conference on June 2–3 in Boston; to attend the 16th Annual ROTH London Conference in London from June 16–18; and — the marquee appearance — to put Chief Strategy Officer Megan Wilson on stage at FusionX:Americas in Boston, June 9–11. Wilson is slated for a fireside chat with George Gianarikas, Managing Director at Canaccord Genuity, on June 9 at 5:00 p.m. ET, in a discussion centered on the evolving role of public markets in advancing fusion energy.

"Fundamentally, our plan has been underpinned by our focus on practical commercial fusion power, and our philosophy that we need to methodically buy down risk by demonstrating real results. That has not changed," Chief Strategy Officer Megan Wilson said, adding "What this transaction gives us now is that we are in growth mode." [5] The substance behind that push is General Fusion's Lawson Machine 26 (LM26), which the company announced in early 2025 as the world's first MTF demonstration machine built at a commercially relevant scale — compressing plasma with a lithium liner at 50% of commercial-scale diameter, built in under two years. LM26's milestones read like a roadmap: heat plasma to 1 keV (10 million degrees Celsius), then to 10 keV (100 million degrees Celsius), and ultimately to reach the Lawson criterion, the threshold conditions for net fusion energy in the plasma.

Crucially, General Fusion's path to market runs through a SPAC sponsor with a specific track record in this lane. Spring Valley has raised roughly $920 million across four IPOs, and its earlier vehicles took NuScale Power Corporation and Eagle Nuclear Energy Corp. public — the same sponsor network now backing a fusion debut and the team that brought Renewable Energy Group public at $10 and sold to Chevron for $61.50 in a ~$3 billion sale. The company has not built a commercial reactor that produces net energy, and it has publicly targeted a first-of-a-kind plant for the mid-2030s; the conference circuit marks its transition from a private research company to a public one.

CONTINUED… Read this and more on General Fusion at: GeneralFusion.com

Other industry developments and happenings in the market include:

NuScale Power Corporation (NYSE: SMR) reported first-quarter 2026 results highlighted by $1.0 billion in liquidity and continued momentum on the largest nuclear deployment program in U.S. history — up to 6 gigawatts of NuScale small modular reactor capacity being planned by its strategic partner ENTRA1 Energy with the Tennessee Valley Authority. Shareholders of Romania's Nuclearelectrica also approved advancing the next phase of the RoPower project, a six-module plant at a former coal site in Doiceşti.

"We ended the first quarter with $1 billion in liquidity, expanded our supply chain partnership with Framatome and saw continued progress on the TVA program," said John Hopkins, President and CEO of NuScale Power. "We are building the infrastructure that this pivotal moment requires." As the only small modular reactor developer with a U.S. Nuclear Regulatory Commission-approved design, NuScale carries a first-mover regulatory advantage — and, like General Fusion, has partnered with Spring Valley to reach the public markets.

Oklo Inc. (NYSE: OKLO), the fast-fission developer co-founded and led by Jacob DeWitte, continued de-risking its Aurora powerhouse after the NRC approved the project's Principal Design Criteria, with commercial deployment at Idaho National Laboratory targeted for late 2027. The company was also among five selected by the U.S. for advanced talks on using surplus government plutonium as reactor fuel.

DeWitte described that material as a potential "bridge fuel" that could help "bring more reactors online sooner." With CEO Jacob DeWitte appointed to the President's Council of Advisors on Science and Technology, Oklo has become a bellwether for how much investors will pay for a compelling pre-commercial energy story — the high-momentum end of the advanced-nuclear trade that General Fusion is now planning to enter.

Centrus Energy Corp. (NYSE: LEU) reported first-quarter 2026 net income of $10.0 million and raised its full-year revenue guidance, underpinned by a commercial low-enriched-uranium backlog it has pegged at roughly $2.3 billion, a federally backed $900 million high-assay low-enriched uranium (HALEU) enrichment award, and a multi-billion-dollar enrichment-plant expansion in Piketon, Ohio.

"The first quarter was marked by numerous wins and great operational progress as we accelerated our drive to restore America's ability to enrich uranium at scale," said Amir Vexler, President and CEO of Centrus. Unlike the pre-revenue developers, Centrus already generates real cash flow — a reminder that parts of the nuclear-renaissance trade are further along the commercialization curve than others.

NANO Nuclear Energy Inc. (NASDAQ: NNE) reported second-quarter fiscal 2026 results alongside the formal submission of a Construction Permit Application to the U.S. NRC for its first full-scale KRONOS MMR microreactor prototype at the University of Illinois, supported by a working-capital position of roughly $566 million.

"The formal submission of the Construction Permit Application to the U.S. NRC for our first full-scale KRONOS MMR system prototype… marked a major milestone as the program advances from engineering into construction readiness," said James Walker, CEO of NANO Nuclear. Like General Fusion, NANO is a pre-commercial company whose value rests on technology that has yet to reach the market — the closest peer in risk profile, if not in physics.

FURTHER READING: General Fusion — Investor Center

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DISCLAIMER:

This article is a paid digital media distribution and is for informational purposes only. It is not financial, investment, or trading advice, and is neither an offer nor a recommendation to buy or sell any security. Readers should conduct their own due diligence and consult a licensed financial advisor before making investment decisions.

This article is distributed by Equity Insider on behalf of Market IQ Media Group, Inc. ("MIQ"). MIQ has been paid a fee for General Fusion Inc. ("General Fusion") advertising and digital media distribution by Creative Direct Marketing Group ("CDMG"). MIQ does not own shares of General Fusion Inc. or Spring Valley Acquisition Corp. III ("SVAC") but reserves the right to buy and sell shares of the company at any time. Eagle Eye is a free investor-signal research tool owned and operated by MIQ; references to it in this article are promotion of an MIQ product, not independent endorsement, and Eagle Eye does not provide investment advice.

Certain statements in this article constitute "forward-looking information," including statements regarding the proposed business combination with Spring Valley Acquisition Corp. III and its timing, approvals, and financing; the future Nasdaq listing of the combined company; the General Fusion MTF technology and the LM26 program and its milestones; commercialization timelines; the conferences described; and the markets for fusion and advanced-nuclear energy. Such statements are subject to risks and uncertainties — including the risk the business combination may not close on the expected timeline or at all, failure to satisfy closing conditions or obtain approvals, financing and dilution risk, the early-stage and unproven nature of the technology, the risk that net fusion energy is not achieved, regulatory risk, competition, and other factors — that could cause actual results to differ materially. Readers are advised not to place undue reliance on forward-looking information. Comparable companies referenced herein are independent, publicly traded third parties included for industry context; certain of them were identified as peers in General Fusion's own public deal materials. Their inclusion is not a recommendation, and MIQ has no business relationship with them.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "strategy," "future," "opportunity," "may," "target," "should," "will," "would," "will be," "will continue," "will likely result," "preliminary," or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC's, General Fusion's, or their respective management teams' expectations concerning General Fusion's plan to go public through a business combination with SVAC (the transactions contemplated by the business combination, collectively, the "Proposed Business Combination") and expected benefits or timing thereof; the outlook for General Fusion's business, including its ability to commercialize MTF or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion's LM26 program; the ability to execute General Fusion's strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC's securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the business combination agreement, dated January 21, 2026, among General Fusion, SVAC, and the other party thereto (the "Business Combination Agreement") by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion's business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC's securities or to meet listing requirements and maintain the listing of the combined company's securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC's business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company's securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion's research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion's ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that the proposed private placement of convertible preferred shares and warrants by General Fusion (the "PIPE Financing") may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the "Risk Factors" section of SVAC's final prospectus for its initial public offering, which was filed with the SEC on September 4, 2025 (the "Final Prospectus"); the risks described in the joint registration statement on Form F-4 filed by General Fusion and SVAC, as amended (the "Registration Statement"), which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC's public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.

Important Information for Investors and Shareholders

In connection with the Proposed Business Combination, General Fusion and SVAC filed with the SEC the Registration Statement, which includes a preliminary prospectus with respect to SVAC's securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC's solicitation of proxies for the vote by SVAC's shareholders with respect to the Proposed Business Combination and other matters described in the Registration Statement (the "Proxy Statement"). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC's shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC's website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC's shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC's directors and executive officers, please refer to the Final Prospectus and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC's shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a "solicitation" as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

SOURCES:

https://www.iea.org/reports/world-energy-outlook-2025

https://generalfusion.com/post/general-fusion-business-combination-announcement/

https://generalfusion.com/post/general-fusion-to-participate-in-june-investor-and-industry-conferences/

https://www.sec.gov/Archives/edgar/data/2074850/000110465926024738/tm268233d1_425.htm

Logo - https://mma.prnewswire.com/media/2840019/6001947/Equity_Insider_Logo.jpg

***

On June 3, 2026, General Fusion posted the following communication on its LinkedIn and X accounts:

General Fusion is helping define how breakthrough energy technologies reach scale.

In a recent discussion with @ The SPAC Podcast, General Fusion CEO Greg Twinney outlined how access to the public markets can support the transition from demonstration to commercialization

Listen to the full episode here: Taking Fusion Energy Public: General Fusion's SPAC Deal — Greg T…

***

Additional Information and Where to Find It

In connection with the transactions contemplated by the Business Combination Agreement (the “Proposed Business Combination”), the Company and SVAC filed their joint registration statement on Form F-4 (as amended, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which includes a preliminary prospectus with respect to SVAC’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement in connection with SVAC’s solicitation of proxies for the vote by SVAC’s shareholders with respect to the Proposed Business Combination and other matters to be described in the Registration Statement (the “Proxy Statement”). After the SEC declares the Registration Statement effective, SVAC plans to file the definitive Proxy Statement with the SEC and to mail copies to SVAC’s shareholders as of a record date to be established for voting on the Proposed Business Combination. This document does not contain all the information that should be considered concerning the Proposed Business Combination and is not a substitute for the Registration Statement, Proxy Statement or for any other document that SVAC has filed or may file with the SEC. Before making any investment or voting decision, investors and security holders of SVAC and General Fusion are urged to read the Registration Statement and the Proxy Statement, and any amendments or supplements thereto, as well as all other relevant materials filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about General Fusion, SVAC and the Proposed Business Combination. Investors and security holders are able to obtain free copies of the Registration Statement, the Proxy Statement and all other relevant documents filed or that will be filed with the SEC by SVAC through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by SVAC may be obtained free of charge from SVAC’s website at https://sv-ac.com or by directing a request to Spring Valley Acquisition Corp. III, Attn: Corporate Secretary, 2100 McKinney Avenue, Suite 1675, Dallas, Texas 75201. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in the Solicitation

General Fusion, SVAC and their respective directors, executive officers and other members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitations of proxies from SVAC’s shareholders in connection with the Proposed Business Combination. For more information about the names, affiliations and interests of SVAC’s directors and executive officers, please refer to the final prospectus from SVAC’s initial public offering, which was dated September 3, 2025 and filed with the SEC on September 4, 2025 (the “Final Prospectus”) and the Registration Statement, Proxy Statement and other relevant materials filed or to be filed with the SEC in connection with the Proposed Business Combination when they become available. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, which may, in some cases, be different than those of SVAC’s shareholders generally, will be included in the Registration Statement and the Proxy Statement, when they become available. Shareholders, potential investors and other interested persons should read the Registration Statement and the Proxy Statement carefully, when they become available, before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This document shall not constitute an offer to sell or exchange, the solicitation of an offer to buy or a recommendation to purchase, any securities, or a solicitation of any vote, consent or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. No offering of securities in the Proposed Business Combination shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Note Regarding Forward-Looking Statements

Certain statements included in this document are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this document are forward-looking statements. Any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” “preliminary,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements include, without limitation, SVAC’s, General Fusion’s, or their respective management teams’ expectations concerning the Proposed Business Combination and expected benefits or timing thereof; the outlook for General Fusion’s business, including its ability to commercialize magnetized target fusion (“MTF”) or any other fusion technology on its expected timeline or at all; statements regarding the current and expected results of General Fusion’s Lawson Machine (“LM26”) program; the ability to execute General Fusion’s strategies, including on any expected timeline or anticipated cost basis; projected and estimated financial performance; anticipated industry trends; future capital expenditures; government regulation of fusion energy; and environmental risks; as well as any information concerning possible or assumed future results of operations of General Fusion. The forward-looking statements are based on the current expectations of the respective management teams of SVAC and General Fusion, as applicable, and are inherently subject to uncertainties and changes in circumstance and their potential effects. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of SVAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including the adoption of the Business Combination Agreement by the shareholders of SVAC and the receipt of regulatory approvals; (iii) market risks; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (v) the effect of the announcement or pendency of the Proposed Business Combination on General Fusion’s business relationships, performance, and business generally; (vi) risks that the Proposed Business Combination disrupts current plans of General Fusion and potential difficulties in its employee retention as a result of the Proposed Business Combination; (vii) the outcome of any legal proceedings that may be instituted against General Fusion or SVAC related to the Business Combination Agreement or the Proposed Business Combination; (viii) failure to realize the anticipated benefits of the Proposed Business Combination; (ix) the inability to maintain the listing of SVAC’s securities or to meet listing requirements and maintain the listing of the combined company’s securities on Nasdaq; (x) the risk that the Proposed Business Combination may not be completed by SVAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by SVAC; (xi) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, national security tensions, and macro-economic and social environments affecting its business; (xii) laws and regulations governing General Fusion’s research and development activities, and changes in such laws and regulations; (xiii) any failure to commercialize MTF on the expected timeline or at all, including any failure to achieve the objectives of the LM26 program; (xiv) environmental regulations and legislation; (xv) the effects of climate change, extreme weather events, water scarcity, and seismic events, and the effectiveness of strategies to deal with these issues; (xvi) fluctuations in currency markets; (xvii) General Fusion’s ability to complete and successfully integrate any future acquisitions; (xviii) increased competition in the fusion industry; (xix) limited supply of materials and supply chain disruptions; and (xx) the risk that  the proposed private placement of convertible preferred shares and warrants by General Fusion (the “PIPE Financing”) may not be completed, or that other capital needed by the combined company may not be raised on favorable terms, or at all, including as a result of the restrictions agreed to in connection with the PIPE Financing. The foregoing list is not exhaustive, and there may be additional risks that neither SVAC nor General Fusion presently know or that SVAC and General Fusion currently believe are immaterial. You should carefully consider the foregoing factors, any other factors discussed in this document and the other risks and uncertainties described in the “Risk Factors” section of the Final Prospectus and the risks described in the Registration Statement, which includes a preliminary proxy statement/prospectus, or to be described in any amendment or supplement thereto; and those discussed and identified in filings made with the SEC by SVAC from time to time. General Fusion and SVAC caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth in this document speak only as of the date of this document. Neither General Fusion nor SVAC undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that General Fusion or SVAC will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the Proposed Business Combination, in SVAC’s public filings with the SEC, which are or will be (as applicable) accessible at www.sec.gov, and which you are advised to review carefully.